Exhibit 99.2

NOTICE TO SHAREHOLDERS WHO ARE RECORD HOLDERS

Up to 2,351,250 Shares of Common Stock at $0.80 per Share

Enclosed for your consideration is a prospectus, dated [•], 2013 (the “Prospectus”), relating to the offering by Independence Bancshares, Inc. (the “Company”) of up to 2,351,250 shares of its common stock at $0.80 per share to existing shareholders as of the close of business on December 30, 2012. This offering will terminate upon the earlier of the sale of all 2,351,250 shares of common stock or at 5:00 p.m., Eastern Standard time, on [•], 2013, unless the Company terminates it earlier or extends it up to an additional 30 days in its sole discretion.

If you would like to participate in this offering, you may do so by properly completing and signing the enclosed subscription agreement, including the Form W-9 (the “Subscription Agreement”), and returning the Subscription Agreement to the Company, along with payment in the amount of $0.80 times the number of shares you wish to purchase, by 5:00 p.m., Eastern Standard time, on [•], 2013. Payment for the subscription price may be made (i) by check payable to the order of “Independence Bancshares, Inc.” or (ii) by wire transfer to “Independence Bancshares, Inc., [•],” with reference to your name, in the amount of $0.80 times the number of shares you wish to purchase. The Subscription Agreement and payment (if by check) should be mailed to:

Independence Bancshares, Inc.
Attn: Martha L. Long
500 East Washington Street
Greenville, South Carolina 29601

Your Subscription Agreement, together with payment in full of the subscription price, must be received by the Company by 5:00 p.m., Eastern Standard time, on [•], 2013. You will have no right to rescind your subscription after receipt of your payment of the subscription price.

Any questions or requests for assistance concerning this offering should be directed to Martha L. Long at (864) 672-1770 or at mlong@independencenb.com.